Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881

March 19, 2014

VIA EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Frederick’s of Hollywood Group Inc.

Schedule 13E-3

Filed: January 27, 2014

File No.: 005-37017

Preliminary Proxy Statement on Schedule 14A

Filed: January 27, 2014

File No. 001-05893

Dear Mr. Reynolds:

On behalf of Frederick’s of Hollywood Group Inc. (the “Company”), and, with respect to the Schedule 13E-3, the other filing persons, we respond as follows to the Staff’s comment letter, dated February 21, 2014, relating to the above-captioned Schedule 13E-3 (“Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Captions and page references in the responses below correspond to the revised Proxy Statement (the “Amended Proxy Statement”) and the revised Schedule 13E-3 (the “Amended Schedule 13E-3”) being filed concurrently herewith. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement.

Securities and Exchange Commission

March 19, 2014

Schedule 13E-3 General

1.	Please provide us your analysis why each of Michael Tokarz, Salus CLO 2012-1, Ltd., Salus Capital Partners, LLC, Thomas Lynch and Peter Cole are not named as filing persons in the Schedule 13E-3, as they appear to be affiliates engaged in the transaction for purposes of Rule 13e-3. We note the following disclosure in your proxy statement:

•	Michael Tokarz controls filing persons TTG Apparel, LLC and Tokarz Investments, LLC.

•	The company is a borrower under the Credit and Security Agreement, dated as of May 31, 2012, as amended, with Salus CLO 2012-1, Ltd. and Salus Capital Partners, LLC as the Lenders. The credit facility provided a line of credit of up to $35,000,000 and appears to have been amended four times during 2013 in connection with discussions with HGI and management. Up to $6,000,000 of debt financing for the merger will be made available to you under this credit facility. In February 2013, the Lenders initiated discussions for the merger by suggesting that Mr. Lynch meet with Philip Falcone, the chief executive officer of HGI, the parent company of the Lenders and the Parent, to discuss a potential strategic transaction. The Lenders are affiliates of HGI, HGI Funding and the Parent.

•	Thomas Lynch has received a new employment agreement and will receive an equity interest in the Parent after the merger.

•	Peter Cole became a member of the board of managers of the Parent on the date the merger agreement was executed.

For guidance, see our Compliance and Disclosure Interpretations (Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3) Sections 201.01 and 201.05, which are available on our website. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you would need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for each filing person added in response to this comment, such as a statement as to whether each filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching such a conclusion.

Michael T. Tokarz

In response to the Staff’s comments, Michael T. Tokarz has been added as a joint filer in the Amended Schedule 13E-3, in his individual capacity.

Securities and Exchange Commission

March 19, 2014

Salus Capital Partners, LLC and Salus CLO 2012-I, Ltd.

We respectfully submit that, based on factual and other information provided by Salus Capital Partners, LLC (“SCP”) and Salus CLO 2012-I, Ltd. (“Salus CLO” and, together with SCP, collectively, “Salus”), which we have not independently verified, neither SCP nor Salus CLO is engaged in the transaction for purposes of Rule 13e-3. Salus CLO is a structured investment vehicle that is managed by Salus Capital Partners II, LLC, a wholly owned subsidiary of Salus (the “CLO Manager”), for the benefit of affiliated and non-affiliated third party investors who have collectively committed up to $550 million in Salus CLO. Salus and the CLO Manager have fiduciary obligations to their affiliated and non-affiliated third party investors and operate their business in the best interests of these investors. Salus’s actions relative to the Company have been consistent with Salus’ ordinary course, long-term credit and risk management procedures, and role as the Company’s secured lender. Any tangential involvement of Salus in the going private transaction has not been in furtherance of the 13e-3 transaction, but rather solely with a view toward protecting Salus’s debt position in the Company, for the benefit of Salus’ investors, including unaffiliated third parties.

As an initial matter, it is noted that there is little specific guidance available from the Staff with regard to the determination of whether an affiliate lender is engaged in a going private transaction. As such, in considering whether or not Salus was engaged in the transaction for purposes of Rule 13e-3, among other things, the Staff’s guidance expressed in Questions 201.01, 201.05 and 201.06 of the Going Private Transactions Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (the “CD&Is”), Section II.D.3 of the Commission’s Current Issues and Rulemaking Projects Outline dated as of November 14, 2000 (“Section II.D.3”) and SEC Release No. 34-17719, have been analogized and applied. While the Staff’s guidance focuses primarily on the determination of whether members of management of an issuer are affiliates engaged in a going private transaction, the principles and considerations set forth by the Staff therein can inform, and reasonably be applied to, the analysis of whether Salus is engaged in this transaction.

Section 201.05 of the CD&Is indicates that an important aspect of the Staff’s analysis is whether or not the management of the company that is going private ultimately would (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board of the company in addition to senior management positions, and (iii) otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise). Applying these considerations to Salus in the current transaction, it is noted that:

•	Equity Interests. Salus does not and, following the consummation of the transaction will not, own any equity interests in the Company or Parent.

Securities and Exchange Commission

March 19, 2014

•	Board Seats. Salus does not and, following the consummation of the transaction will not, have any agreement or arrangement to nominate or appoint any directors of the Company or Parent, and no employee, officer or director of Salus is now, or will be following the consummation of the transaction, on the board of the Company or Parent.

•	Control. Salus is not, and following the transaction will not be, in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b- 2. Salus will not have the power to direct or cause the direction of the management and policies of the Company, set or implement the Company’s strategies, hire or terminate members of Company management, nominate or appoint any directors of the Company, or direct the day-to-day or long-term operations and management of the Company. Rather, Salus will merely continue to be the Company’s secured lender, pursuant to a loan facility having terms and conditions customary for asset-based credit facilities of this type, such as a borrowing base formula, financial covenants, restrictive covenants, dominion over the Company’s cash, and security interests on substantially all of the Company’s assets.

Additional Facts and Circumstances. As noted in Section II.D.3, whether a particular affiliate of an issuer is engaged in a going private transaction is an issue separate from the determination that such person is an affiliate and depends on all of the relevant facts and circumstances of the transaction. In this transaction, the specific facts and circumstances, as set forth below, present a compelling case that Salus is not, and was not, engaged in the transaction:

•	Existing Lender Relationship. Salus has been a lender to the Company since May 31, 2012, over a year prior to the date that the Company began negotiations regarding a potential going private transaction with the Consortium Members. The amendments to the Credit and Security Agreement, dated as of May 31, 2012 (the “Credit Agreement”) that were agreed to by Salus before and after the Company began discussing a potential going private transaction with the Consortium Members were made on arms-length terms consistent with past practices (the “Subsequent Amendments”). The Subsequent Amendments did not confer upon Salus any control rights that were exceptional or inconsistent with rights Salus has received in previous transactions with unaffiliated borrowers, and contained terms consistent with Salus’ ordinary course policies and practices negotiated in exchange for fees, covenants, agreements and concessions from the Company.

•	Salus CLO has Fiduciary Duties to its Investors. Salus CLO is a structured investment vehicle managed by the CLO Manager for the benefit of third party investors who have, in the aggregate, committed up to $550 million to Salus CLO. In managing Salus CLO, the CLO Manager makes investment decisions based on the best interests of its investors, consistent with its fiduciary duties, obligations and interests to affiliated and non-affiliated third party investors. The non-affiliated third party investors in Salus CLO are separate and distinct from those of the Consortium, Parent or the Company and their respective control persons with regard to the Merger.

Securities and Exchange Commission

March 19, 2014

•	Separate Management Team and Independent Analysis. In making its original loan to the Company in May 2012, and in continuing to monitor and administer the loan (including its decisions to enter into the Subsequent Amendments), Salus conducted, from time to time, independent analyses of the Company’s credit profile separate and apart from the Consortium. It made decisions with respect to the Credit Agreement and Subsequent Amendments using its commercial judgment based on Salus’ credit policies with the assistance of its own outside legal counsel, appraisal firms, liquidation consultants and other advisors.

•	Terms of the Loan Arrangements. The Credit Agreement and each of the Subsequent Amendments were independently analyzed by representatives of Salus, and contained terms and conditions commensurate with Salus’ view of the Company’s credit risk profile. Furthermore, in connection with each Subsequent Amendment, Salus negotiated material fees and other concessions from the Company in exchange for its willingness to increase available borrowings to the Company under, or change the terms of, the Credit Agreement. None of these decisions were made in furtherance of the Merger and any effect on the going private transaction was incidental to Salus’ purposes of appropriately managing the credit for itself and its third party investors.

•	Reasons for the Loan Amendments. From Salus’ perspective, an important component of the Company’s creditworthiness is its ability to maintain intact its commercial relationships with key vendors and suppliers in order to ensure the continued flow of inventory. Without these relationships, the Company would be at risk of having insufficient inventory to support its sales, leading to declining revenue, delinquencies with respect to its accounts payable, and the inability to service its debt to Salus and other payables. In addition, the value of the Company’s intellectual property, namely its brand name and brand recognition, through trademarks and logos, and associated goodwill among consumers, is a critical part of the collateral supporting the Salus credit facility. The Company’s need for additional capital in order to give management the time and resources required to execute the Company’s turnaround strategy, and the fact that the Company was in arrears with its vendors and in serious need of additional liquidity to continue as a going concern, were the significant factors in Salus’s decisions to enter into the Subsequent Amendments. By entering into the Subsequent Amendments, Salus sought to provide flexibility and liquidity to the Company to help preserve these interests, while providing additional capital to support management’s turnaround strategy, as well as to preserve the value of Salus’ collateral. Without these credit accommodations, the Company faced a liquidity shortfall or insolvency, thereby placing Salus’s collateral and overall debt position in the Company at significant risk. Salus’ suggestion in February 2013 that the Company’s CEO, Mr. Lynch, meet with management of Harbinger to discuss a potential strategic transaction (prior to the time of the Series B investment) was made for the same reasons, namely to help shore up the Company’s balance sheet in an effort to protect Salus’ investment, and not with the aim of initiating, causing or furthering the proposed going private transaction.

Securities and Exchange Commission

March 19, 2014

•	No Material Involvement in Merger. Salus was not party to the structuring or negotiation of the terms of the Merger. All meetings, discussions and negotiations regarding the Merger and the structure of the transaction were conducted by representatives of Five Island and HGI Funding, and no employee, officer or director of Salus was involved or participated in any of the foregoing.

Accordingly, we submit that Salus does not meet the factors that the Staff may consider relevant in determining whether a person is engaged in a transaction. Salus will hold no equity in Parent or the Company following the closing, will not appoint (or have the right to appoint) any board member of Parent or the Company and will not otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2. Salus did not play any role in initiating, or participate in the structuring or negotiating the terms of, the transaction. Finally, the terms of the Credit Agreement and the Subsequent Amendments were entered into based upon independent credit analyses conducted by Salus consistent with its fiduciary duties to its third party investors and its ordinary course lending practices (and only after the Company’s accession to many of the attendant fees and concessions that would be expected in the particular credit situation), and not in furtherance of the Merger.

Mr. Thomas J. Lynch and Mr. Peter Cole

Prior to filing the Schedule 13E-3, the Company and the other filing parties considered whether Thomas J. Lynch (“Mr. Lynch”) and Peter Cole (“Mr. Cole”) might be considered filing persons for purposes of Rule 13e-3. We respectfully submit that, regardless of whether Messrs. Lynch or Cole may be deemed “affiliates” of the Company within the scope of Rule 13e-3, neither are engaged, directly or indirectly, in the going private transaction within the meaning of Rule 13e-3.

Consistent with the Staff’s views expressed in C&DIs 201.01, 201.05 and 201.06, the determination that Mr. Lynch and Mr. Cole are not affiliates engaged in a 13e-3 transaction was based on a review of the facts and circumstances available to the Company and the other filing parties at the time of filing and the applicable Commission rules and guidance. As stated in Question 201.05, the resolution of whether management is engaging in a 13E-3 transaction is a facts and circumstances analysis and, in a case where the Staff did find management of an issuer that was taken private was required to file a Schedule 13E-3, “[a]n important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company…” Question 201.01 states that additional factors to consider in assessing whether management is engaging in a Rule 13e-3 transaction include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and representation of management on the board of the acquiror.” Question 201.06 suggests that a collective 20% stake in the surviving company’s equity after the consummation of an acquisition transaction pursuant to a contractual agreement with a financial buyer, regardless of whether such agreement was finalized at the time of the signing of the acquisition agreement, might cause management to be deemed to be engaged in that transaction for purposes of Rule 13e-3. For the reasons outlined below, we submit that Mr. Lynch and Mr. Cole are not engaged in a “Rule 13e-3 transaction”.

Securities and Exchange Commission

March 19, 2014

De Minimus Equity Ownership by Mr. Lynch and No Equity Ownership by Mr. Cole in Parent. Under the terms of the Merger Agreement, all Company equity awards will be cashed out and cancelled. In addition, all shares of Common Stock of the Company issued or outstanding immediately prior to the effective time of the Merger, other than certain Excluded Shares, will be converted into the right to receive the per share merger consideration. As of the date of this filing, the Company has been advised that with respect to Mr. Cole: (a) no undisclosed or material discussions have taken place between Mr. Cole and representatives of Parent or its affiliates with respect to terms and conditions of any potential equity participation plan or program, (b) no agreement, arrangement or understanding exists between Parent or its affiliates and Mr. Cole regarding employment with, or the right to invest or participate in the equity of, the surviving corporation or Parent, and (c) no assurances have been made by Parent or its affiliates to Mr. Cole regarding employment with, or the right to invest or participate in the equity of, the surviving corporation or Parent. In summary, Mr. Cole does not own and has no plans to acquire any equity in the surviving corporation, Parent, or their affiliates.

While Mr. Lynch has entered into an employment agreement with the Company that will allow him to serve as CEO of Parent following the effective time of the Merger, the negotiations for this agreement commenced only after negotiations regarding the terms of the Merger were finalized. At the same time, the terms of Mr. Lynch’s employment agreement do not provide for a substantial increase in his compensation and only provide for the possibility to share in the equity returns of Parent in the form of non-voting profits interests that are part of a separate series of units from those being issued to the Rollover Shareholders. The Parent has informed the Company that it is not expected that any such profits interests will be issued to Mr. Lynch until after the effective time of the Merger. Further, Mr. Lynch is not contributing the Common Stock and other equity awards he currently beneficially owns in the Company in exchange for interests in Parent, but is instead accepting in exchange for such Common Stock and equity awards the same merger consideration that is being paid to the Company’s shareholders (other than the Rollover Shareholders). The Company has been advised that, pursuant to the terms of the profits interests, Mr. Lynch will not receive any distributions from Parent until the Rollover Shareholders first receive a 100% return on their equity contribution in Parent, plus payment of all accrued and unpaid dividends due to each Rollover Shareholder as members of Parent. The Company has also been advised that if fully vested, and assuming that the aforementioned hurdles are met by the Company, Mr. Lynch’s profits interests would represent approximately 5% of the fully diluted economic interests in the profits of Parent, but would not provide Mr. Lynch with any voting or other control rights. As such, following the Merger, Mr. Lynch’s resulting interest in Parent would be significantly below the 20% threshold indicated in Section 201.06 of the 13-E3 C&DIs, and would not constitute control.

Securities and Exchange Commission

March 19, 2014

Mr. Lynch’s and Mr. Cole’s Positions as Members of the Board of Managers of Parent are not a Contractual Right. Although as disclosed in the Preliminary Merger Proxy Mr. Cole has joined the board of managers of Parent and Mr. Lynch is expected to join the board of managers of Parent following the closing of the transaction, it was never a term or requirement of the Company that Mr. Lynch or Mr. Cole serve on the board of managers following the closing of the transaction. The Lead Director did not attempt to negotiate for himself, or for any other member of the Company’s board of directors, a position on the board of managers of Parent or any Parent committee, a consulting agreement, a side letter, or any other arrangement that would have provided Mr. Lynch or Mr. Cole with additional consideration, monetary or otherwise. The Company has been informed by Parent that: (a) as members of the board of managers of Parent, both Mr. Lynch and Mr. Cole will participate on the same terms as provided to Parent’s existing directors; (b) currently, members of the board of managers of Parent receive no cash fees or equity awards for their service; (c) neither Mr. Lynch nor Mr. Cole has a contractual right to serve on the board of managers or any commitment to serve in such capacity. The Company has been advised that: (i) Mr. Cole has been appointed as the representative of Tokarz and TTG as members of Parent and serves at the pleasure of such members; (ii) Mr. Lynch will serve on the board of managers solely as a result of his position as the future CEO of Parent; and (iii) Mr. Lynch’s right to serve on the board of managers is not personal to him.

Treating Messrs. Lynch and Cole as Filing Persons Would Not Further the Purpose of Rule 13e-3. The purpose of filing, disclosure and dissemination requirements of Rule 13e-3 is to “ensure that the holders of the class of securities which is the subject of the Rule 13e-3 transaction receive information from and regarding the issuer and each of its affiliates engaged in the transaction.” See Release No. 34-17719, Section III. In addition to the substantive points discussed above, requiring Mr. Lynch or Mr. Cole to be a filing person would not provide any meaningful disclosure to the Company’s stockholders who are voting on the transaction because General Instruction C to Schedule 13E-3 provides for the disclosure of virtually identical information for both directors and filing persons. Under these facts and circumstances, we respectfully submit that the disclosure to be provided by the Company complies with the letter and the purpose of Rule 13e-3.

Securities and Exchange Commission

March 19, 2014

Based on the analysis set forth above, we respectfully submit that although Messrs. Lynch and Cole are affiliates of the Company within the scope of Rule 13e-3(a)(1), neither Mr. Lynch nor Mr. Cole is or was, either directly or indirectly, engaged in the going private transaction.

2.	Please include on the outside cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

In response to the Staff’s comments, the outside cover page of the Amended Schedule 13E-3 has been revised to include the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

Item 3. Identity and Background of Filing Person, page 4

3.	Please include the company as a filing person and state that it is the subject company. See Item 1003(a) of Regulation M-A.

The disclosures in subsections (a)-(c) of Item 3 have been revised as requested.

4.	Please include the business telephone number for each filing person. See Item 1003(a) of Regulation M-A.

The disclosures in subsections (a)-(c) of Item 3 have been revised as requested.

5.	Please revise to provide the principal business and state of organization for each filing entity, as required by Item 1003(b) of Regulation M-A.

The disclosures in subsections (a)-(c) of Item 3 have been revised as requested to cross-reference the disclosure on pages 1 to 2 of the Amended Proxy Statement.

Item 8. Fairness of the Transaction

6.	We note the “[n]ot applicable” response to subsection (f), requiring certain disclosure of other offers made to the company. Based on your disclosure about other possible transactions and unsolicited offers received by the company on page 30 of the preliminary proxy statement, revise to clarify this response.

The disclosure in subsection (f) of Item 8 has been revised as requested to cross-reference the disclosure on page 37 of the Amended Proxy Statement.

Securities and Exchange Commission

March 19, 2014

Schedule 14A

Summary Term Sheet, page 1 Required Vote, page 3

7.	Because the Rollover Shareholders hold more than two-thirds of your outstanding shares and can satisfy the required vote to approve the merger, please explain why you are soliciting proxies rather than sending an information statement.

The Company has elected to solicit proxies and furnish a proxy statement for two reasons. First, the Company must hold a meeting to approve the Merger and adopt the Merger Agreement because it is not permitted to take shareholder action by less than a unanimous written consent pursuant to its certificate of incorporation and Section 615(a) of the NYBCL. Second, the Company is soliciting proxies to give the unaffiliated shareholders the opportunity to express their view of the Merger, even though their approval is not required as a condition to the transaction. In this regard, the Company has hired a proxy solicitor to assist with the vote.

8.	We also note your proposal to adjourn the special meeting if there are insufficient votes at the time of the meeting to approve the merger. Please clarify this language and explain the circumstances under which there may be insufficient votes to approve the merger.

The proposal to adjourn the meeting if there are insufficient votes at the time of the meeting to approve the Merger has been removed in its entirety from the Amended Proxy Statement.

Reasons for the Merger; Recommendation of the Lead Director . . ., page 7

9.	Please summarize the reasons for the merger. In this regard, we note your statement that “[f]or a description of the reasons considered by the Lead Director and the Board of Directors, see...” The reasons for the merger should be summarized here. See Section 1001 of Regulation M-A.

The disclosure on page 7 of the Amended Proxy Statement has been revised as requested.

Litigation, page 12

10.	Please provide us a copy of the complaint related to the merger.

Two additional complaints have been filed in New York Supreme Court since the filing of the Proxy Statement: Strasenburgh v. Frederick’s of Hollywood Group Inc. et al. (N.Y. Sup. Ct. Jan. 28, 2014) and Dworkin v. Frederick’s of Hollywood Group Inc. et al. (N.Y. Sup. Ct. Jan. 31, 2014). In addition, an amended and restated complaint was filed in Bruce H. Paul, et al. v. Frederick’s of Hollywood Group Inc. on February 11, 2014. On March 6, 2014, the parties submitted to the court a stipulation and proposed order that would consolidate all three actions into a single action and provided that the amended and restated complaint in the Paul action would be the operative complaint. The foregoing complaints are being provided supplementally to the Staff under separate cover. In addition, the disclosure on page 64 of the Amended Proxy Statement has been revised to reflect the proposed consolidated action and that the parties have agreed to resolve the litigation and permit the Merger to proceed as contemplated.

Securities and Exchange Commission

March 19, 2014

Special Factors, page 17

Background of the Merger, page 17

11.	Throughout the Background of the Merger section you refer to parties generally when describing meetings and discussions. For example, in your disclosure of the transaction negotiations in October and November 2013 you refer to “a representative of the Consortium” rather than identifying the person. Please identify the board members, management and representatives of the Consortium and Lenders who participated in the material negotiations and discussions.

The disclosure throughout “Special Factors — Background of the Merger” beginning on page 18 of the Amended Proxy Statement has been revised as requested.

12.	Please revise your disclosure throughout your background discussion to identify the person that initiated each material contact. See Instruction to paragraphs (b) and (c) of Item 1005 of Regulation M-A. For example, identify:

•	The member of management who engaged in discussions with the company’s largest shareholders regarding further investment in the company (page 18).

•	The representative from the Lenders who suggested that Mr. Lynch meet with Philip Falcone to discuss a potential strategic transaction (page 20).

•	The representatives from Five Island and the Consortium who submitted the proposals to the board on August 6, 2013 and on September 26, 2013 (pages 22 - 23).

The disclosure throughout “Special Factors — Background of the Merger” beginning on page 18 of the Amended Proxy Statement has been revised as requested.

13.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. For guidance, see In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1988), and the Charles L. Ephraim no-action letter dated September 30, 1987. Please summarize all presentations made by Allen & Co. and Cassel Salpeter accordingly. Please note that any independent financial analysis conducted by the Lenders in connection with the transaction may also be a materially related report under Item 1015 of Regulation M-A. Also file any related written materials as exhibits, as required by Item 16 of Schedule 13E-3.

The presentation to the Lead Director made by Cassel Salpeter on December 18, 2013 has been filed as an exhibit to the Amended Schedule 13E-3 as requested. Cassel Salpeter delivered no other reports to the Lead Director, the Company or the Rollover Shareholders and made no other presentations in connection therewith.

Securities and Exchange Commission

March 19, 2014

We respectfully submit that Allen & Co.’s participation in the marketing process was not “materially related” to the Rule 13e-3 transaction and the firm did not prepare any “report, opinion or appraisal” within the contemplation of Item 1015 of Regulation M-A. We respectfully note that in both the release and no-action letter cited above, the reports at issue related to the valuation of the subject company’s assets or properties, either for accounting purposes (purchase price allocations in Meyer) or appraisal purposes (valuation of certain properties, later relied on by the fairness opinion provider, in Charles L. Ephraim). The reports at issue were deemed material because they would assist unaffiliated shareholders in assessing the adequacy of the consideration being offered. On the other hand, in this case, Allen & Co. provided factual updates to the Board of Directors regarding the marketing of the Company, including the companies targeted and the proposals received during the marketing process. Allen & Co. also participated in discussions where the Board of Directors compared specific proposals. However, Allen & Co. did not conduct any financial analyses or provide any advice, deliver any presentations or arrive at any conclusions or specific recommendations regarding the value of the Company or any of the Company’s assets or the fairness of any consideration offered by the proposed transaction parties. In addition, none of the discussions with Allen & Co. related to the structuring of the transaction with the Consortium, as the Consortium did not make its proposal until more than six months after Allen & Co. ceased to advise the Company. Furthermore, Cassel Salpeter did not rely on any of the discussions with Allen & Co. for its opinion. Accordingly, we respectfully submit that a description of Allen & Co.’s participation in these discussions is not material to an unaffiliated shareholder’s review of the Merger and is not otherwise materially related to the Merger. Additionally, Allen & Co. did not prepare any “report, opinion or appraisal” contemplated by Item 1015 of Regulation M-A, in that Allen & Co. did not prepare any slideshows or other documentation or make any presentations where it arrived at (or set forth its analysis in support of) any formal or informal conclusions or recommendations or employed specific procedures as contemplated by the disclosure requirements in Item 1015(b).

In addition, we respectfully advise the Staff that the Company and the other filing persons have determined, after careful consideration, that none of the independent financial analyses conducted by the Lenders, if any, constitute a report, opinion or appraisal that is materially related to the Merger as contemplated by Item 1015 of Regulation M-A.

In reaching this determination, the Company and the other filing persons carefully considered all relevant publicly available guidance, including (i) the Staff’s views set forth in Charles L. Ephraim, (ii) the Staff’s enforcement action in Meyers and (iii) Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Section 117, Question117.06 (SEC Division of Corporation Finance, January 2009).

Securities and Exchange Commission

March 19, 2014

The Company and the other filing persons also gave due consideration to the relevant facts of this transaction, including the following:

•	The Lenders have never been retained by the Company, any affiliate of the Company or any other filing person to provide investment banking services in connection with any transaction or matter, including the potential acquisition of the Company by the Rollover Shareholders.

•	The Lenders were not asked to, and did not at any time, prepare for, or deliver or render to, the Company, any affiliate of the Company or any other filing person any (i) financial analysis, (ii) opinion as to the fairness of the consideration to be offered to the Company’s security holders in the merger, (iii) opinion or appraisal as to the value of the Company or (iv) other opinion.

•	None of the Company’s Board, the Lead Director or the other filing persons relied on any independent financial analysis conducted by the Lenders in their deliberations regarding the Merger.

Accordingly, because any independent financial analysis that may have been conducted by the Lenders would have been undertaken for a purpose other than the consideration of the Merger by the Company’s Board, the Lead Director or any other filing person (including the Lenders’ internal credit evaluation), we believe any independent financial analysis prepared by Lenders for internal use is not materially related to the Merger as contemplated by Item 1015 of Regulation M-A.

Series A Convertible Preferred Stock Transaction and New Credit Facility, page 18

14.	Please describe the negotiations relating to the material terms of the transaction, including pricing. Disclose the percentage of your outstanding common stock into which the securities issued in the transaction could be converted.

The disclosure regarding the Series A Convertible Preferred Stock transaction beginning on page 19 of the Amended Proxy Statement has been revised as requested.

Securities and Exchange Commission

March 19, 2014

Evaluation of Strategic Transactions, page 18

15.	We note that Allen & Co. was retained in May 2012, after two unsolicited acquisition inquiries were sent to the company. Please revise to detail the process by which Allen & Co. was chosen in order to assist the company in evaluating and negotiating certain strategic transactions. In this regard, we note Mr. Harley’s former affiliation with the company.

The disclosure on page 21 of the Amended Proxy Statement has been revised as requested. Please be advised that, although Mr. Harley participated in the first meeting with Allen & Co. after the Board identified Allen & Co. as a potential investment banker, Mr. Harley has no current affiliation with the firm. In fact, Mr. Harley’s employment by Allen & Co. ended more than 18 years ago and he has received no compensation from Allen & Co. since his departure from the firm.

16.	Please clarify whether Mr. Walters acted in the role of lead director prior to August 7, 2013 with respect to the material meetings and discussions relating to each of the third party proposals, including whether he recommended and/or approved of the material terms of these proposed transactions.

Mr. Walters was selected in November 2012 to coordinate the full Board of Director’s review of all of the proposals received during the Allen & Co. marketing process. Similarly, Mr. Walters was selected in August 2013 to coordinate the full Board of Director’s review of the proposal from Five Island. It was not until September 27, 2013, one day after the Company was notified of the formation of the Consortium, that Mr. Walters, as the sole independent, disinterested director, was appointed as the Lead Director with authority to consider and negotiate the terms and conditions of any transaction and to hire independent advisors and make a recommendation to the Board of Directors in connection therewith. The disclosure on page 21 of the Amended Proxy Statement has been revised as requested, to clarify the foregoing.

17.	On page 27, you disclose that the lead director believed that the merger consideration is more favorable to the unaffiliated shareholders than the a potential value that might result from other alternatives . . . “including the risks and uncertainty associated with those alternatives.” Please explain in greater detail in this section the risks and uncertainties the lead director considered for each of the alternatives discussed and how he analyzed them to favor the current transaction.

The disclosure on pages 34 to 35 of the Amended Proxy Statement has been revised as requested.

18.	Please identify the counsel who advised the board in the second paragraph on page 19 and disclose when they were hired. Disclose whether in November 2012 the board authorized Mr. Walters to hire independent legal and financial advisors in his capacity as lead director in negotiating the transactions where potential conflicts of interest could arise.

Please note that, as discussed above in response to comment 16, Mr. Walters was not authorized to hire legal and financial advisors until he was appointed as Lead Director on September 27, 2013. The disclosure on page 21 of the Amended Proxy Statement has been revised to clarify the foregoing. In connection with such revisions, the reference to counsel has been deleted.

Securities and Exchange Commission

March 19, 2014

19.	Please disclose whether the board considered electing additional independent directors to the board to assist the lead director, and if so, explain why it opted not to do so.

The Board of Directors did not consider electing additional independent directors to assist the Lead Director. The disclosure on page 29 of the Amended Proxy Statement has been revised as requested, to clarify the foregoing.

20.	Refer to the last bullet point on page 19. Explain why the company terminated discussions with the Foreign Strategic Party. It is not clear why your deteriorating financial condition caused you to terminate discussions with that party and reinitiate them with the Specialty Retailer.

The disclosure on page 23 of the Amended Proxy Statement has been revised as requested.

21.	We note your disclosure in the second paragraph on page 20 that the board and management considered the positive and negative aspects of each of the Proposing Parties’ proposals. Please describe in greater detail the material meetings and negotiations held between management and each of the Proposing Parties. Identify the directors and/or the members of management who negotiated with the Proposing Parties and describe why an agreement could not be reached with any of these parties (e.g., the material terms proposed and rejected, including pricing, which caused the termination of negotiations). Also disclose whether Mr. Walters, as lead director, negotiated and/or made any final recommendations with respect to each of the Proposing Parties’ proposals.

Except as described below, the disclosure regarding the negotiations with the Proposing Parties beginning on page 22 of the Amended Proxy Statement has been revised as requested.

We respectfully submit that the pricing terms of the Proposing Parties’ proposals are not material to an unaffiliated shareholder’s review of the Merger. Initial pricing proposals generally are non-binding and are submitted prior to the completion of due diligence. In a bidding situation, these conditional proposals generally are submitted to lure the recipient into negotiations and tend to be reduced as negotiations proceed and competitors for the company are winnowed. Accordingly, these conditional proposals are tactical in nature, are based on a preliminary examination of the company and have little bearing on the inherent value of a company. As such, these conditional proposals may mislead unaffiliated shareholders. Firm offers to which a third party has committed, on the other hand, may tend to illuminate the inherent value of a company. The Company received no firm offers during the marketing process.

Securities and Exchange Commission

March 19, 2014

The conditional and tactical nature of initial pricing proposals was evident during the Allen & Co. marketing process. One private equity firm proposed a transaction that included a cash payment to the Company’s shareholders. However, the firm (which, we note, had first proposed a pre-packaged bankruptcy that was rebuffed by the Company) was unable to provide evidence of financing for the transaction, which suggests it never had the capability of paying such amount and had made the proposal simply to initiate negotiations. The Foreign Strategic Party proposed a $5,000,000 investment in the Company, but once it had completed due diligence, it determined that the Company’s financing needs were more substantial than it had anticipated. Instead, the Foreign Strategic Party suggested a pre-packaged bankruptcy, in which it was likely the Company’s shareholders would receive no payment. The PE Firm proposed to buy all of the Company’s outstanding capital stock for cash. The PE Firm refused to a make a firm offer until it had completed its due diligence. The Specialty Retailer also proposed to buy all of the Company’s outstanding capital stock for cash. After conducting extensive due diligence, the Specialty Retailer reduced its proposed price, such that the Company’s common shareholders would receive no payment. Subsequently, when the Company was on the verge of completing the Series B Convertible Preferred Stock transaction with Five Island, the Specialty Retailer renewed its proposal to purchase all of the Company’s outstanding capital stock for cash, but when requested to commit to a binding offer letter, refused to do so. In each case, an initial proposal used to attract the Company’s interest was substantially reduced, withdrawn or abandoned once due diligence was completed or a firm commitment was requested.

Please also note that, as discussed above in response to comment 16, Mr. Walters was not authorized to negotiate on behalf of the Company or to make final recommendations with respect to any transactions until he was appointed as Lead Director on September 27, 2013.

22.	We note that the board considered filing for bankruptcy and obtaining debtor-in-possession financing but the board ultimately did not consider this to be in the company’s best interests. We further note that two private equity firms contemplated pre-packaged bankruptcy filings but these proposals were rejected as not in the best interests of shareholders. Please revise to discuss the reasons for rejecting these proposals/options in greater detail, including the underlying analysis that led to the conclusion not to proceed with these options.

The disclosure on pages 22 and 25 of the Amended Proxy Statement has been revised as requested.

23.	Please identify the bankruptcy counsel referred to in the third paragraph on page 20.

Please note that, as a result of the revisions to the Amended Proxy Statement made in response to comment 22, the reference to bankruptcy counsel has been removed. The Company did not at any time retain bankruptcy counsel and consulted with counsel on a preliminary basis only.

Securities and Exchange Commission

March 19, 2014

Negotiations Relating to HGI and the Consortium, page 20

24.	Please provide your analysis whether the Series B convertible stock transaction was the first step in a series transactions that was reasonably likely to produce or undertaken with the purpose of producing the going private effect specified in Rule 13e-3(a)(3)(ii)(A).

We respectfully submit that the Series B convertible stock transaction was not the first step in a series of transactions that was reasonably likely to produce or undertaken with the purpose of producing a going private effect specified in Rule 13e-3(a)(3)(ii)(A).

First, at the time of the Series B convertible stock transaction, Five Island was not an affiliate of the Company and had no understanding or arrangement with any of the other Rollover Shareholders. See SEC Release No. 34-17719, Quest. 4 (“Generally speaking, however, a specific paragraph (a)(4)(i) transaction will be regarded as one step in a series of transactions which together constitute a Rule 13e-3 transaction if the specific transaction is effected by an issuer or an affiliate as a part, or in furtherance, of a series of actions which, taken together, have either a reasonable likelihood or a purpose of producing, directly or indirectly, any of the paragraph (a)(4)(ii) effects.”) (emphasis added). Furthermore, with respect to the Company, the Series B convertible stock transaction was not a transaction specified in Rule 13e-3(a)(3)(i), which covers purchases but not sales.

Second, at the time of the Series B convertible stock transaction, while Five Island did communicate an intention to assist the Company with future financing needs, it had no intention or purpose of engaging in any specific form of transaction, including any transaction that would result in the deregistration of the Company’s securities. Rather, the Series B convertible stock transaction was undertaken with a view to remedying the immediate and substantial liquidity needs and other financial difficulties the Company was facing due to, among other things, declining sales, significant delinquencies with respect to its trade creditors and an increasingly limited amount of availability under its line of credit for operations. Mr. Lynch met with Messrs. Falcone and Gass to discuss entering into a strategic transaction that would provide the Company with much needed liquidity on an expedited basis, and Five Island considered its purchase of the Series B Convertible Preferred Stock a financial investment in the Company.

Third, it was not reasonably likely that the Series B convertible stock transaction would produce any of the paragraph (a)(4)(ii) going private effects. This is evidenced by the following facts:

•	Five Island had not engaged in any prior transactions with the Company described in Rule 13-3(a)(3)(i);

•	the Series B convertible stock transaction did not in any way reduce the number of public holders of the Company’s Common Stock or the number of publicly held shares of Common Stock;

•	Five Island had no contractual obligation to engage in any future transactions with the Company;

Securities and Exchange Commission

March 19, 2014

•	all discussions with the Company after the Series B convertible stock transaction and prior to the August 2013 letter addressed future financing of the Company as a stand-alone entity; and

•	five months had passed between the closing of the Series B convertible stock transaction in March 2013 and Five Island’s August 2013 letter to the Company.

The Series B convertible stock transaction was structured as a standalone financial investment, with customary terms and investor protections, and not a means to facilitate the going private effects described in Rule 13e-3(a)(3)(ii). Among other things, the Series B Convertible Preferred Stock contained a customary payment-in-kind feature, which was designed to allow the Company to use cash to pay down its aging accounts payable and implement management’s long-term turnaround strategy rather than use it to service the Series B Convertible Preferred Stock. In addition, Five Island refrained from appointing to the Company’s board either of the two Series B Directors, which it was entitled to do under the terms of the Series B convertible stock transaction. Such appointments would have allowed Five Island to exert significant influence over the Company and increase the probability of success of the going private transaction. Further, the Series B Convertible Preferred Stock is non-voting, thus conferring no additional benefit to HGI Funding in connection with the current going private transaction and any required shareholder approval under New York law.

The Series B convertible stock transaction did not reduce the aggregate expense of the going private effects described in Rule 13e-3(a)(3)(ii). Five Island and its affiliates dedicated a significant amount of internal resources in connection with the investigation, structuring, negotiation, documentation and closing of the Series B convertible stock transaction. Many of the same issues that arose in connection with the Series B convertible stock transaction (including, without limitation, the need to obtain certain waivers under the terms of the existing Series A Preferred Stock) also needed to be addressed in connection with the going private transaction. Indeed, these issues were revisited during negotiations among the would-be Consortium Members both when the possibility of the current going private transaction was being considered and when the terms of the Consortium were being negotiated. This required Five Island and its affiliates to dedicate additional internal resources, and incur further costs and expenses, in addition to those incurred in connection with the Series B convertible stock transaction.

Securities and Exchange Commission

March 19, 2014

Finally, the Series B convertible stock transaction was not effected with a view to facilitating the going private effects described in Rule 13e-3(a)(3)(ii). Five Island’s willingness to enter into the going private transaction was conditioned upon the participation, based on their voting power, of the two other Consortium Members, both of whom were required in order to satisfy the two-thirds majority vote required under New York law to approve the merger. In addition, no other Consortium member had any participation in Five Island’s decision to enter into the Series B convertible stock transaction. At the time of the Series B convertible stock transaction, there was no discussion among the Company, Five Island or the would-be Consortium Members about the possibility of engaging in further transactions that would be reasonably likely to result in any of the going private effects described in Rule 13e-3(a)(3)(ii). Discussions among the Consortium Members regarding possible transactions involving the Company commenced months after the Series B convertible stock transaction was completed, when it became apparent that the Company would continue to require significant financial support in order to continue as a going concern. As such, the Consortium was not formed until September 26, 2013, or six months after the Series B convertible stock transaction was consummated, and such formation was the result of numerous discussions and negotiations among the Consortium Members. Accordingly, it only became reasonably likely that any of the specified effects of Rule 13e-3 would occur after the Consortium was formed and, based on the guidance set forth in Q&A No. 4, the Merger, and not the Series B investment, was in this regard the first transaction which directly or indirectly contributed to the production of such effects.

Based on the foregoing, the Series B convertible stock transaction described in the proxy statement was not the first step in a series of transactions that was reasonably likely to produce, or effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the going private effects described in Rule 13e-3(a)(3)(ii).

25.	Please describe the material provisions of the Series B convertible preferred stock term sheet on March 3, 2013, the counteroffer made by the board, and the final terms agreed to on March 4, 2013. Include in your discussion the material terms of the warrants and the voting agreement.

The disclosure on pages 24 to 26 of the Amended Proxy Statement has been revised as requested.

26.	Please disclose the open points that the board determined to address before approving the Series B convertible preferred stock transaction on March 11, 2013.

The disclosure on page 27 of the Amended Proxy Statement has been revised as requested.

27.	Please disclose the material terms of the Specialty Retailer’s revised offer letter dated March 14, 2013. Also clarify what the company’s requirements were and the reasons the Specialty Retailer provided for why it was unable to satisfy these requirements.

The disclosure on page 27 of the Amended Proxy Statement has been revised as requested.

Securities and Exchange Commission

March 19, 2014

28.	Please clarify why the Series B convertible preferred stock transaction caused the company to terminate its discussions with the Specialty Retailer and terminate its engagement with Allen & Co.

The Series B Convertible Preferred Stock transaction did not cause the Company to terminate its discussions with the Specialty Retailer. As described in the revised disclosure on page 27 of the Amended Proxy Statement, negotiations failed to advance because the Specialty Retailer was unwilling to make its revised offer binding as requested by the Board of Directors.

The Series B Convertible Preferred Stock transaction also did not cause the Company to terminate its engagement with Allen & Co. As described in the revised disclosure on page 28 of the Amended Proxy Statement, the Company and Allen & Co. mutually agreed to terminate Allen & Co.’s engagement after completion of this transaction because the purpose for its engagement had been achieved.

29.	We note that Mr. Walters was named lead director, for the purpose of analyzing and negotiating transactions “where potential conflicts of interest could arise” and it appears that the first transaction for which he served as lead director was for the proposal submitted by Five Island. Given the numerous proposals prior to this August 2013 transaction, please revise to detail why Allen & Co.’s engagement was terminated in March 2013, after the company began discussions with Mr. Falcone. Also clarify why Allen and Co. and the lead director were charged with evaluating and negotiating certain limited proposed transactions, rather than all.

With respect to Mr. Walters’ responsibilities, as disclosed on pages 21 and 29 of the Amended Proxy Statement, Mr. Walters was selected to coordinate the full Board’s review of all of the proposals submitted during Allen & Co.’s marketing process, including the Series B preferred stock transaction. He also was selected to coordinate the full Board’s review of the Five Island proposal in August 2013. As described in response to comment 16, Mr. Walters did not serve as Lead Director until September 27, 2013, one day after the Company was notified of the formation of the Consortium. Accordingly, Mr. Walters was charged with the same responsibility with respect to all of the proposals received by the Company prior to the proposal from the Consortium.

Similarly, with respect to Allen & Co.’s responsibilities, Allen & Co. assisted in the marketing process that commenced in June 2012 and advised the Company in connection with all of the proposals received in connection with such marketing process, including with respect to the Series B preferred stock transaction in March 2013, which was the culmination of these efforts. Upon completion of the Series B preferred stock transaction in March 2013, Allen & Co. and the Company mutually agreed to terminate Allen & Co.’s engagement, because the purpose for its engagement had been achieved. The Company did not terminate Allen & Co. after negotiations with Mr. Falcone had begun, but rather after the marketing process and the Series B preferred stock transaction had been completed. In this regard, as further discussed in the response to comment 24, we respectfully believe that the Series B preferred stock transaction was not the first step in a series of transactions that was reasonably likely to produce or undertaken with the purpose of facilitating the Merger or otherwise producing an effect specified in Rule 13e-3(a)(3)(ii)(A). The disclosure on page 28 of the Amended Proxy Statement has been revised as requested, to clarify the foregoing.

Securities and Exchange Commission

March 19, 2014

30.	Please disclose the material terms of the May 23 and September 27, 2013 line of credit increases, such as the interest rate.

The disclosure on page 28 of the Amended Proxy Statement has been revised as requested with respect to the May 23, 2013 line of credit increase. The line of credit was not increased on September 27, 2013, but was increased on October 10, 2013 and the material terms of such increase are described in full on page 30 of the Amended Proxy Statement.

31.	Please disclose in the third paragraph on page 23 whether Mr. Walters in his capacity as lead director hired separate legal counsel and clarify Graubard Miller’s role in representing the company. Also describe any conflicts of interest that existed as a result of Graubard Miller’s representation of both the company and the lead director in the same transaction.

Mr. Walters, as Lead Director, was empowered to hire separate legal counsel. He decided to use Graubard Miller, the Company’s outside general counsel, as his counsel with respect to the Merger. Mr. Walters, after consulting with Graubard Miller, concluded that no conflicts of interest existed and that separate counsel therefore was not required. The disclosure on page 29 of the Amended Proxy Statement has been revised as requested to clarify the foregoing.

32.	Please provide greater detail regarding the substance of all material offers and counteroffers during the course of the price negotiations. For example, expand your discussion:

•	to describe the factors that led the lead director to reject the price offered on October 11 and October 16, 2013; and

•	to provide the factors that the lead director considered in determining that a price of $0.27 per share would be acceptable.

The disclosure on page 30 of the Amended Proxy Statement and elsewhere in “Special Factors — Background of the Merger” has been revised as requested.

33.	Please disclose the alternative transaction structures proposed by the lead director to the Consortium representatives on October 15, 2013 and explain why the Consortium representatives rejected the proposals.

The disclosure on page 30 of the Amended Proxy Statement has been revised as requested.

Securities and Exchange Commission

March 19, 2014

34.	Please disclose the material issues related to the employment agreement change of control payments that were resolved between November 22 and December 17, 2013.

The disclosure on page 32 of the Amended Proxy Statement has been revised as requested.

35.	Please describe in greater detail the material discussions and negotiations relating to the each of the Ancillary Agreements.

The disclosure on page 31 of the Amended Proxy Statement has been revised as requested. Please note that there were no discussions between the Lead Director and the Consortium relating to material terms of the Rollover Agreement and the Series A Preferred Stock Purchase and Sale Agreements, as to which the Company was not a party.

36.	We note that the company may engage in limited solicitation of alternative takeover proposals from only 12 companies, agreed upon by Parent, Merger Sub and the company. Please revise to detail the characteristics of these companies in comparison to other companies that were not chosen to be “designated parties.”

The disclosure on page 33 of the Amended Proxy Statement has been revised as requested.

Reasons for the Merger; Recommendation of the Lead Director . . ., page 26

37.	Please disclose whether the transaction is structured so that approval of at least a majority of unaffiliated security holders is required and how the lead director considered this aspect of the transaction structure. See Item 1014(c) of Regulation M-A.

The disclosure on pages 3, 38 and 67 of the Amended Proxy Statement has been revised as requested.

38.	Please disclose how you calculated that the merger consideration is approximately 8% greater than the effective price paid by Five Island to acquire majority control in March 2013.

The merger consideration is approximately 8% greater than the $0.25 per share conversion price of the Series B Convertible Preferred Stock acquired by Five Island in the March 2013 transaction. The disclosure on page 35 of the Amended Proxy Statement has been revised as requested, to clarify the foregoing.

Securities and Exchange Commission

March 19, 2014

39.	We note your disclosure that “the lead director did not conduct a separate going concern valuation, because he believed that the valuation methodologies used by his financial advisor and the qualitative considerations described above collectively assessed going concern value.” Please describe in greater detail the valuation methodologies and qualitative considerations that the lead director used to assess the going concern value. Please also describe in greater detail how the lead director considered the liquidation value based on the going concern opinion provided by the company’s auditors in their audit report. If applicable, quantify the factors that the lead director considered in evaluating the transaction. See Instruction 3 to Item 1014 of Regulation M-A.

The Lead Director did not conduct a going concern valuation. The disclosure on page 37 of the Amended Proxy Statement has been revised to clarify the foregoing.

The Lead Director, in considering the liquidation value of the Company, relied on the analysis of the Company’s management that the liquidation value would be negative. The disclosure beginning on page 38 of the Amended Proxy Statement has been revised as requested.

Opinion of the Lead Director’s Financial Advisor, page 32

40.	See our comment above. Please also summarize any presentations and reports made by Allen & Co. that is materially related to the transaction and provide the disclosure required by Item 1015 of Regulation M-A.

As more fully discussed above in response to comment 13, we respectfully submit that Allen & Co.’s participation in the marketing process was not “materially related” to the Rule 13e-3 transaction and they did not prepare any “report, opinion or appraisal” within the contemplation of Item 1015 of Regulation M-A.

41.	We note that in arriving at its opinion, Cassel Salpeter used and relied on the Company Projections and other internal financial information furnished by or on behalf of the company. Please disclose all of the Company Projections and any projections that the advisor developed.

The disclosure beginning on page 44 of the Amended Proxy Statement has been revised as requested to add the Company Projections.

42.	Refer to our last comment above. In disclosing the projections provided to the financial advisor, include a summary of the underlying material assumptions and material limitations.

The disclosure beginning on page 44 of the Amended Proxy Statement has been revised as requested to add the material assumptions underlying the Company Projections and the material limitations thereto.

43.	Please revise to clarify under this heading whether Cassel Salpeter has consented to the use of its opinion and the summary of its opinion in the proxy statement. According to the second paragraph, it appears that prior approval is required.

The disclosure on page 39 of the Amended Proxy Statement has been revised as requested.

Securities and Exchange Commission

March 19, 2014

44.	Please disclose whether Cassel Salpeter has provided other services to the company or its affiliates during the past two years. See Item 1015(b)(4) of Regulation M-A.

The disclosure on page 44 of the Amended Proxy Statement has been revised as requested.

Positions of the Rollover Shareholders as to the Fairness of the Merger, page 38

45.	We note the statement on page 38 that “the Rollover Shareholders are not willing to sell their stake in the Company to a third party or allow the Company to merge with or be acquired by another entity.” Please clarify under the Lead Director section on page 26 how the lead director considered this position in analyzing alternative transactions and the Superior Proposal provision in the merger agreement.

The Rollover Shareholders did not express an unwillingness to sell their stake in the Company to a third party until after the formation of the Consortium. Accordingly, the Lead Director did not consider this unwillingness in analyzing alternative transactions during the Allen & Co. marketing process and the Company has received no offers for alternative transactions since such time. After the formation of the Consortium, when the Rollover Shareholders communicated this unwillingness to the Lead Director, he determined that it likely would have a chilling effect on proposals for alternative transactions. Notwithstanding this determination, the Lead Director believed that, if the terms of an alternative transaction were sufficiently favorable, some or all of the Rollover Shareholders might in fact participate in such an alternative transaction. Accordingly, the Company negotiated for the right under the Merger Agreement to conduct a limited solicitation, to respond to unsolicited inquiries regarding acquisition proposals under certain circumstances and to terminate the Merger Agreement and the Voting Agreement to accept a Superior Proposal. The disclosure on page 38 of the Amended Proxy Statement has been revised as requested.

Plans for the Company after the Merger, page 41

46.	We note your disclosure on page 8 that Peter Cole and William Harley became members of the Parent’s board on the date the merger agreement was executed. Please identify all directors and executive officers who will remain at the company after the Effective Time and clarify whether there will be any changes to the present board or management. For management and board members who will remain, describe any material changes to the terms of their employment with the company. Also describe any material change to company’s corporate structure or business after the merger. See Item 1006(c)(4) and (5) of Regulation M-A and Instruction to Item 6 of Schedule 13E-3.

The disclosure on page 51 of the Amended Proxy Statement has been revised as requested.

Securities and Exchange Commission

March 19, 2014

Purpose and Reasons of the Rollover Shareholders, page 37

47.	Please clarify why you seek to undertake the going private transaction at this time as opposed to other times in the company’s operating history. In this regard, we note that the liquidity needs and market challenges that you reference as factors contributing to the decision to take the company private appear to have existed “over the past six years” (page 17). See Item 1013(c) of Regulation M-A.

The disclosure on page 51 of the Amended Proxy Statement has been revised as requested.

Certain Effects of the Merger, page 41

48.	In the table on page 43, please also include the effect of the Rule 13e-3 transaction on the affiliates’ interest in the net book value and net earnings of the company in terms of percentages. See Instruction 3 to Item 1013 of Regulation M-A.

The table on page 54 of the Amended Proxy Statement has been revised as requested.

The Merger Agreement, page 59

49.	We note the disclaimer in the second paragraph. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

The disclosure on page 71 of the Amended Proxy Statement has been revised as requested.

Provisions for Public Shareholders, page 80

50.	Please reconcile your disclosure in this section with your disclosure under Item 9 of Schedule 13E-3.

The disclosure on page 92 of the Amended Proxy Statement has been revised as requested.

* * * * *

In addition, each filing person in respect of the above-referenced filings acknowledged that:

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March 19, 2014

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Schedule 14A;

•	the Company and the other filing persons are responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions, please do not hesitate to contact me by email at plucido@graubard.com or by telephone at (212) 818-8675.

Very truly yours,

/s/ Paul Lucido

Paul Lucido
Graubard Miller

cc:	Marci J. Frankenthaler, Esq.

David Alan Miller, Esq.